Exhibit 11.1

INTEGRAL SYSTEMS INC. AND SUBSIDIARIES

COMPUTATION OF EARNINGS PER SHARE

	Three Months Ended March 31,		Six Months Ended March 31,
	2007	2006	2007	2006
Numerator:

Net Income	$2,141,775	3,543,656	$4,200,777	$6,614,110

Denominator:

Denominator for basic earnings per share-weighted-average shares	11,105,575	10,874,278	11,082,524	10,772,462
Effect of dilutive securities:
Employee stock options	36,163	159,407	51,209	124,918
Denominator for diluted earnings per share adjusted weighted-average shares and assumed conversions	11,141,738	11,033,685	11,133,733	10,897,380

Basic earnings per share	$0.19	$0.33	$0.38	$0.61
Diluted earnings per share	$0.19	$0.32	$0.38	$0.61